Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

	Fiscal Year Ended August					Thirty-Six Weeks Ended May 10, 2003

	1998 (52 weeks)	1999 (52 weeks)	2000 (52 weeks)	2001(a) (52 weeks)	2002 (53 weeks)

Earnings:
Income before income taxes	$364,103	$387,783	$435,190	$287,026	$691,148	$499,616
Fixed charges	30,953	66,015	97,520	121,141	98,688	72,937
Less: Capitalized interest	2,280	2,762	2,773	1,380	437	458

Adjusted earnings	$392,776	$451,036	$529,937	$406,787	$789,399	$572,095

Fixed charges:
Gross interest expense	$20,260	$47,117	$77,699	$98,466	$76,573	$53,224
Amortization of debt expense	314	1,206	2,209	4,202	3,893	5,699
Interest portion of rent expense	10,379	17,692	17,612	18,473	18,222	14,013

Total fixed charges	$30,953	$66,015	$97,520	$121,141	$98,688	$72,937

Ratio of earnings to fixed charges	12.7	6.8	5.4	3.4	8.0	7.8

(a)	Income before income taxes for the fiscal year ended August 2001 reflects the impact of pretax restructuring and impairment charges of $156.8 million.